                                                                    Exhibit 12.1


                      RATIO OF EARNINGS TO FIXED CHARGES
                          ($000s, except for ratios)

                          Quarter             Year Ended December 31,
                           Ended   --------------------------------------------
                          3/31/94     1993     1992      1991     1990     1989
                          -------  -------  -------   -------  -------  -------
Net Income                $ 1,011  $38,102  $39,688   $20,850  $17,494  $12,714
Income Taxes                  563   17,529   18,757    11,933   10,362    7,793
                          -------  -------  -------   -------  -------  -------
Pre-tax income              1,574   55,631   58,445    32,783   27,856   20,507

Fixed charges:
    Interest expense        7,880   12,972   10,449    13,022    4,322    5,726
    Rentals (1/3)             341    1,218      558        85      162       97
                          -------  -------  -------   -------  -------  -------
Total fixed charges         8,221   14,190   11,007    13,107    4,484    5,823
                          -------  -------  -------   -------  -------  -------

Earnings before income
    taxes and fixed
    charges               $ 9,795  $69,821  $69,452   $45,890  $32,340  $26,330
                          =======  =======  =======   =======  =======  =======
Interest capitalized      $   289  $ 4,905  $ 2,100   $ 1,300  $ 1,400  $   213

Total fixed charges
    from above              8,221   14,190   11,007    13,107    4,484    5,823
                          -------  -------  -------   -------  -------  -------
Total fixed charges       $ 8,510  $19,095  $13,107   $14,407   $5,884  $ 6,036
                          =======  =======  =======   =======  =======  =======

Ratio of earnings to
    fixed charges            1.15     3.66     5.30      3.19     5.50     4.36
                          =======  =======  =======   =======  =======  =======
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